February 16, 2010

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549-7010

Re:                             TRC Companies, Inc.

Form 10-K for the fiscal year ended June 30, 2009

Filed September 25, 2009

File #1-9947

Dear Mr. Hartz:

Set forth below is the response of TRC Companies, Inc. to each comment raised in your February 1, 2010 letter to us.  We understand that, as stated in your letter, the purpose of your review was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings, and we appreciate the efforts of you and your staff in that regard.  We believe we have thoroughly responded to the Commission’s comments and would welcome the opportunity to meet with Commission staff as necessary.

Form 10-K for the fiscal year ended June 30, 2009

Note 17.  Commitments and Contingencies, page 84

1.              Based on your current disclosures, it is unclear whether you believe a material loss is reasonably possible, rather than not likely, related to your exit strategy contracts and 1egal matters.  Please clarify for us your assessment of these matters and provide us your intentions regarding future disclosure.  In this regard, if a material loss is reasonably possible, please provide the additional disclosures required by SAB 5:Y and ASC 450.

Response:

Our Exit Strategy contracts are a type of fixed price contract under which our clients procure a finite risk cost cap insurance policy to provide coverage for cost increases from unknown or changed conditions. This insurance has limits significantly in excess of the originally estimated cost of remediation.  While we have historically included a disclosure to alert investors that there could be costs incurred:  (1) above the cost cap limits of the respective insurance policy or (2) after the expiration of the respective insurance policies, to date, the Company has not experienced a loss due to either condition.  Accordingly, the Company has concluded that a material loss is not reasonably possible and as such, we will remove the Exit Strategy section of the commitments and contingencies footnote from future filings.  We will, however, continue to include a risk factor related to other contract risks related to fixed price contracts and discuss such risks elsewhere in our filings.

In future filings the Company will supplement its legal matters discussion with the following disclosure

The Company records actual or potential litigation-related losses in accordance with ASC 450.  At June 30, 20XX, the Company had recorded $XX million of reserves in the Company’s financial statements for probable and estimable liabilities related to the litigation-related losses in which the Company was then involved, the principal of which are described above, and the Company believes that it is reasonably possible that the amount of such potential liabilities could increase by as much as $XX million or more.  The Company also has insurance recovery receivables related to the litigation-related reserves of XX at June 30, 20XX.  The Company periodically adjusts the amount of such reserves when such actual or potential liabilities are paid or otherwise discharged, new claims arise, or additional relevant information about existing or potential claims becomes available.

Form 10-Q for the quarterly period ended September 25, 2009

Note 1.  Company Background and Basis of Presentation, page 6

2.              We note your disclosure on page 77 of your Form 10-K for the fiscal year ended June 30, 2009 that your Preferred Stock is subject to anti-dilution provisions.  With a view towards future disclosure, please provide us with the following information:

•                  A specific and comprehensive discussion of the terms and conditions of these anti-dilution provisions, including whether there are any circumstances in which the preferred stock holders would be protected from declines in your stock price.

•                  A specific and comprehensive discussion of what consideration you gave to whether those terms and conditions may result in a contingent beneficial conversion feature under EITF 98-5 (ASC 470-20) and 00-27 (ASC 470-20-55-20).

•                  A specific and comprehensive discussion regarding what consideration you gave to whether the conversion option in this arrangement needs to be classified as a liability and fair valued every reporting period.  Reference EITF 07-5 (ASC 815-10-65-3).

Response:

•                  A specific and comprehensive discussion of the terms and conditions of these anti-dilution provisions, including whether there are any circumstances in which the preferred stock holders would be protected from declines in your stock price.

The terms and conditions of the Preferred Stock do not protect the Preferred Stock holders (“Holders”) from declines in our stock price. However, the Certificate of Designation contains certain provisions related to anti-dilution protection. Specifically, the Initial Conversion Price is subject to adjustment in the event of specified customary corporate events, including (1) the issuance of common shares or securities issuable into common stock (with certain enumerated exceptions) at a price less than the Initial Conversion Price (2) the issuance of common shares as a dividend or distribution and (3) stock splits or adjustments.

In addition, the Holders of the Preferred Stock are entitled to pre-emptive rights under which they are given the right to purchase a proportionate share of any new issuances of Company securities (with certain enumerated exceptions).  The pre-emptive rights expire on the sooner of the date on which majority Holders of such Preferred Shares consent to the termination of such rights or immediately prior to conversion of the Preferred Stock. The Certificate of Designation also contains a standard protective provision which provides that the Company will not issue securities with equal or superior rights, preferences, or privileges to the Preferred Stock without approval of the Holders.

We plan to enhance our disclosure related to anti-dilution provisions as follows:

The Initial Conversion Price is subject to adjustment in the event of specified corporate events, including:  (1) the issuance of common shares or securities issuable into common stock (with certain enumerated exceptions) at a price less than the Initial Conversion Price; (2) the issuance of common shares as a dividend or distribution; and (3) stock splits or adjustments. In addition, the Holders of the Preferred Stock are entitled to pre-emptive rights under which they are given the right to purchase a proportionate share of any new issuances of Company securities (with certain enumerated exceptions).  The pre-emptive rights expire on the sooner of the date on which the majority holders of such Preferred Shares consent to the termination of such rights or immediately prior to conversion of the Preferred Stock. The Preferred Stock also contains a protective provision which provides that the Company will not issue securities with equal or superior rights, preferences, or privileges to the Preferred Stock without approval of the Holders.

•                  A specific and comprehensive discussion of what consideration you gave to whether those terms and conditions may result in a contingent beneficial conversion feature under EITF 98-5 (ASC 470-20) and 00-27 (ASC 470-20-55-20).

As described above, the terms of the Preferred Stock contain certain anti-dilution provisions that, if triggered, would result in an adjustment to the conversion price.  In EITF 98-5 (ASC 470-20), the Task Force stated that changes to conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs. Further, in Issue 7 of EITF 00-27 (ASC 470-20-55-24), the Task Force reached a consensus that if the terms of a contingent conversion option do not permit an issuer to compute at the commitment/measurement date the number of common shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price.  If the

Company were to trigger an anti-dilution provision, we would calculate the beneficial conversion amount by applying the guidance outlined in issue 7 of EITF 00-27 (ASC 470-20-55-24).  The excess shares issued would be multiplied by our commitment date stock price to arrive at the incremental intrinsic value resulting from the contingency.

•                  A specific and comprehensive discussion regarding what consideration you gave to whether the conversion option in this arrangement needs to be classified as a liability and fair valued every reporting period.  Reference EITF 07-5 (ASC 815-10-65-3).

The Company concluded that the conversion feature is clearly and closely related to its Preferred Stock equity host and, therefore, pursuant to paragraph 12(a) of Statement 133 (ASC 815-15-25-1a), the conversion feature should not be bifurcated from the Preferred Stock host and accounted for as a derivative liability. Following is a summary of the factors considered as part of the Company’s analysis of 12(a).

The Company first analyzed the type of host contract in which the derivative is embedded (Preferred Stock excluding the conversion feature).  The Company’s Preferred Stock host instrument is neither mandatorily nor optionally redeemable, and does not have a defined maturity date. Absent a stated maturity date or redemption option, the Preferred Stock host represents perpetual/permanent capital, because the Company would not have to repay it, except in a liquidation or sale of the Company.  Paragraph 61(l) of SFAS 133 (ASC 815-15-25-17) provides that typical perpetual preferred stock is more akin to an equity instrument.

The Holders of the Preferred Stock host are not entitled to a fixed rate, preferential dividend (which is analogous to a coupon on a debt instrument). Conversely, the Holders of Preferred Stock, like common stockholders, are entitled to receive discretionary dividends and other distributions to shareholders, when and if declared by the board of directors.  As such, the Preferred Stock host is considered to have returns that are clearly and closely related to the economic risks and characteristics of equity.

While the Holders of the Preferred Stock host have preference in liquidation, they do not have other typical creditor rights such as the right, through either voting power or Board representation, to compel the Company to enter into liquidation or a deemed liquidation event. Further, the terms of the Preferred Stock agreement do not include any collateral requirements which are a common right of holders of debt instruments. Lastly, Holders of the Preferred Stock host agreement have participating rights, which are indicative of equity ownership, as each share of Preferred Stock is entitled to the number of votes equal to the number of shares into which it would be converted.

The Company also considered whether the conversion feature was deemed to be clearly and closely related to the equity host instrument. The Preferred Stock is convertible into a fixed number of shares of the Company’s common stock, and, in fact, converts automatically eighteen months following the closing of the sale of the

Preferred Stock. The Company believes that the host instrument is clearly and closely related to the conversion feature because the conversion feature has all the characteristics and risks of a residual ownership interest since the Holder will receive a fixed number of common shares upon conversion. This is considered an equity-like (ownership-like) effect.

Because the conversion feature was determined to be clearly and closely related to the host contract under criteria 12(a) of Statement 133 (ASC 815-15-25-1a), evaluation of the remaining criteria of paragraph 12 and therefore consideration of EITF 07-5 (ASC 815-10-65-3), as it pertains to paragraph 12(c)  of Statement 133 (ASC 815-15-25-1c), was not considered necessary.

Note 10.  Goodwill and Intangible Assets, page 14

3.              To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:

•                  Identify each individual and applicable reporting unit.

•                  The percentage by which fair value exceeds carrying value as of the most-recent step one test.

•                  A description of the material assumptions that drive estimated fair value.

•                  A discussion of any uncertainties associated with each key assumptions

•                  A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair value substantially exceeds carrying values for your reporting unit, please disclose that determination.  Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

Commencing with our December 25, 2009 Form 10-Q, we have included a detailed disclosure for reporting units that had estimated fair values that were not significantly in excess of their carrying value.  Set forth below is substantially the additional disclosure we included in our goodwill footnote in such Form 10-Q that was filed on February 3, 2010:

At December 25, 2009, the fair value of each of the Company’s reporting units with goodwill exceeded its carrying value and therefore no further analysis was required. However, the following reporting units had an estimated fair value that the Company determined, from both a quantitative and qualitative perspective, was not significantly in excess of their carrying value as of December 25, 2009:

Reporting Unit	Segment	Goodwill	Fair Value as a percentage of Carrying Value
Power Delivery	Energy	$16,592	104.0%
Permitting and Resource Management	Environmental	$7,354	104.2%

For each of these reporting units, the revenue growth assumption and discount rate had the most significant influence on the estimation of the reporting unit’s fair value. The revenue growth assumption for Power Delivery was based on current backlog, future business likely to be secured based on current proposal activity and an increase in market demand resulting from the early signs of renewed client interest in large scale capital investments. The key uncertainty in the revenue growth assumption used in the estimation of the fair value of this reporting unit is the level of investments electric utilities will make to upgrade the electric transmission grid over the next several years and the Company’s ability to secure new project awards. These challenging economic conditions could lead to further delays, curtailments or cancellations of proposed and existing projects, thus decreasing the overall demand for the Company’s Power Delivery services and adversely affecting the reporting unit’s results of operations. If future revenue assumptions for our Power Delivery reporting unit decline by approximately 9%, it is likely that the reporting unit would not pass step one and step two could result in a goodwill impairment charge for this reporting unit.

The revenue growth assumption for Permitting and Resource Management (“PRM”) was based on current backlog, recent contract awards and an increase in market demand resulting from an improved general economic outlook for the energy and oil and gas industries. The key uncertainty in the revenue growth assumption used in the estimation of the fair value of this reporting unit is the projected increase in capital spending on oil and gas pipelines, energy exploration and distribution projects, and new electrical generation sources. While recent indications point to a recovery, the Company is currently unable to predict with a high degree of accuracy when spending on large scale investment will return to previous levels. If access to private sources of credit and capital remain constrained for longer than current expectations this could lead to further delays, curtailments or cancellations of proposed and existing projects, thus decreasing the overall demand for the PRM’s services adversely affecting the Company’s results of operations. If future revenue assumptions for our PRM reporting unit decline by approximately 10%, it is likely that the reporting unit would not pass step one and step two could result in a goodwill impairment charge for this reporting unit.

The Company utilized a discount rate of 23% and 16% for the Power Delivery and PRM reporting units, respectively. These discount rates were based upon a build-up of market data from similar companies and are adjusted for uncertainty related to the Company’s ability to achieve its forecasted results.  Holding all other assumptions constant, an increase in the rate used to discount the expected future cash flows of approximately 200 basis points would reduce the fair value for Power Delivery and PRM reporting units sufficiently such that the reporting units would not pass step one, and step two could result in a goodwill impairment charge for the reporting unit(s).

Management judgment and assumptions are required in performing the impairment tests for all reporting units with goodwill and in measuring the fair value of goodwill, indefinite-lived intangibles and long-lived assets. While the Company believes its judgments and assumptions are reasonable, different assumptions could change the estimated fair values or the amount of the recognized impairment losses.

Liquidity and Capital Resources, page 27

4.              We note your discussion of the covenants you are subject to under your Credit Agreement.  Please continue to describe your most significant and restrictive covenants and requirements.  Please expand your disclosures to provide your actual backlogs, capital expenditures and your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Please describe and quantify EBITDA as defined in the agreement at each reporting period.  Such a presentation may allow investors to more easily understand your current status in meeting your covenants.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response:

We will continue to describe our most significant and restrictive covenants. In future filings, the Company will provide a summary table including the actual result and the covenant requirement as of such date for the four primary financial covenants: Consolidated Adjusted EBITDA, backlog, capital expenditures, and fixed charge coverage. In our December 25, 2009 Form 10-Q we described and quantified Consolidated Adjusted EBITDA as defined in the Credit Agreement and presented the actual result for Consolidated Adjusted EBITDA for the trailing twelve month period as of such date.   Set forth below is the covenant and Consolidated Adjusted EBITDA disclosure we included in MD&A in such Form 10-Q that was filed on February 3, 2010:

Under the Credit Agreement we must maintain average monthly backlog of $190.0 million and maintain a minimum fixed charge ratio of 1:00 to 1:00. The Credit Agreement was amended as of January 19, 2010 to extend the expiration date of the facility by two years from its current expiration on July 17, 2011 to the new expiration date of July 17, 2013. The amendment also changed the Consolidated Adjusted EBITDA covenant to $4.2 million for the trailing 12 month periods measured at the end of each fiscal quarter in fiscal 2010; and $6.1 million, $9.2 million, $10.9 million and $12.4 million, for the trailing twelve month periods ending on September 30, 2010, December 31, 2010, March 31, 2011 and June 30, 2011, respectively; and $12.5 million for each 12 month period ending each fiscal quarter thereafter. The definition of Consolidated Adjusted EBITDA also provides an aggregate allowance for cost reduction efforts, as defined in the Credit Agreement as restructuring charges, in the amount of $3.0 million in fiscal 2010 and $1.25 million in fiscal 2011 at the Permitted Discretion of the lender as defined in the Credit Agreement.  Additional changes in the January 2010 amendment included: (i) an increase to the fee for unused borrowing capacity depending on borrowing usage; (ii) a reduction of the maximum annual capital expenditure covenant from $10.6 million to $7.5 million for fiscal 2010 through fiscal 2012 and $8.5 million for fiscal 2013; and (iii) a revision to the fixed charge ratio covenant which now requires the ratio to be computed and the covenant applied only if available borrowing capacity under the facility, measured on a trailing 30 day average basis, is less than $20.0 million.

Consolidated Adjusted EBITDA

Management presents Consolidated Adjusted EBITDA, which is a non-GAAP measure, because we believe that it is a useful tool for us and our investors to measure our ability to meet debt service, capital expenditure and working capital requirements. Consolidated Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner. Consolidated Adjusted EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use, nor is it represented as an alternative to operating income (loss) as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Our Consolidated Adjusted EBITDA should be evaluated in conjunction with GAAP measures such as operating income (loss), net income (loss), cash flow from operations and other measures of equal importance. In addition, our covenants in the Credit Agreement contain ratios based on Consolidated Adjusted EBITDA measure as further defined in Note 11 to the condensed consolidated financial statements. Consolidated Adjusted EBITDA is presented below based on both the definition used in our Credit Agreement as well as the typical calculation method. Set forth below is a reconciliation of Consolidated Adjusted EBITDA, as calculated under the Credit Agreement, to EBITDA and operating income (loss) for the three, six and trailing twelve month periods ended December 25, 2009 and December 26, 2008, respectively (in thousands):

	December 25, 2009			December 26, 2008
	Three	Six	Trailing	Three	Six	Trailing
	Months	Months	Twelve	Months	Months	Twelve
	Ended	Ended	Months	Ended	Ended	Months
Operating (loss) income	$(1,451)	$(1,222)	$378	$(20,387)	$(18,263)	$(36,922)
Depreciation and amortization	1,846	3,796	7,350	1,859	3,768	7,693
EBITDA	395	2,574	7,728	(18,528)	(14,495)	(29,229)
Goodwill and intangible asset write-offs	—	—	—	21,438	21,438	22,027
Permitted discretionary cost reduction efforts	137	505	2,005	759	1,139	3,889
Consolidated Adjusted EBITDA under the Credit Agreement	$532	$3,079	$9,733	$3,669	$8,082	$(3,313)

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Annual Incentive Plan, page 12

5.              It appears that you maintain performance targets for net contribution and target days outstanding under the FY 2009 Bonus Plan.  Disclose all previously established goals and discuss and analyze how the compensation awarded reflects achievement or non-achievement of those goals.  If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Annual Incentive Plan is a discretionary plan.  While the Compensation Committee (the “Committee”) establishes parameters for funding of a bonus pool (described below), it ultimately retains discretion to pay out awards.

The Committee determined that a bonus pool for all employees equal to 3% of net service revenue would be established if performance exceeded a target of $16.7 million of Earnings Before Interest Taxes and Bonus (“EBITB”) for fiscal 2009.  However, the Committee has the discretion to pay bonuses for performance below target.  The Committee intended to allocate the bonus pool between business segments generally based on net contribution to earnings and receivables management based on variance to target days outstanding.  The Committee does not establish a target allocation of this pool to Named Executive Officers (“NEOs”).  Any allocation of this pool to NEOs was to be discretionary and generally consistent with the allocation to all employees.

The EBITB target was not achieved for 2009, but EBITB was above 80% of Target (adjusted for goodwill impairment and expenses related to strategic alternatives for the Company and the preferred stock placement).  The Committee exercised its discretion and, based on its review of individual and year over year performance, determined that bonus payments should be made to the NEOs.  These discretionary payments were based on the Committee’s determination that, while target performance was not achieved, the Company’s performance was improved over the prior year in a generally difficult economic environment, and such payments were necessary to retain critical talent in the current environment.

6.              We note your disclosure relating to the establishment of “a bonus pool for EBITB between target and threshold performance of approximately 80% of target performance.”  Please explain your compensation policies and procedures with respect to this component of compensation and explain the relationship, if any, to awards paid out of the bonus pool that is derived from a percentage of net service revenue.

Response:

As indicated above, the payment of any bonus to any employee for performance below target EBITB was discretionary.  The relationship to net service revenue was limited to establishing a bonus pool for all employees at target EBITB.  NEO discretionary bonus payments were not related directly to net service revenues other than that the bonus pool was established as a percentage of net service revenue.

For 2009, the Annual Incentive Plan was discretionary.  The Committee believed the NEO bonuses should generally reflect the same performance measures used to establish the bonus pool for the general employee population.  However, the determination of individual NEO bonuses was discretionary.

7.              We note your disclosure in the last sentence that the named executive officers were awarded bonuses based in part upon “improved Company performance.”  Provide a materially complete description of the correlation between performance under the FY 2009 Bonus Plan and the payouts actually made to each of your named executive officers in 2009.  Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008.  For each named executive officer state the factors that you considered in deriving the payouts awarded for the amounts paid under the FY 2009 Bonus Plan and the long-term incentive plans (as reflected in column (d) of the Grant of Plan-Based Awards table) and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Response:

The Committee decided in its discretion that even though performance did not meet target levels, the Company showed improved performance over the prior year.  Therefore, the Committee decided to pay the amounts shown in the Bonus column of the Summary Compensation Table.  The bonus amounts were not based on any specific financial or individual performance measure.  The NEOs led the Company to improved performance over the prior year, and the Committee decided, in their discretion, to pay the bonuses.  The Committee was concerned that setting a fixed threshold and target could cause retention issues given the uncertain economic conditions and the Company’s turnaround efforts.

The Committee decided that an appropriate bonus for FY 2009 performance for all executives including NEOs other than the CEO would be about 70% of what a market-based annual incentive target would be.  The Committee had market data and then made discretionary adjustments to arrive at a final bonus amount.

The CEO received a bonus of $232,500 which is 50% of his salary.  The Committee determined that a 50% bonus was appropriate given the CEO’s leadership in improving corporate performance over the prior year.  Messrs. Salmon and Harkness received bonuses of 35% of base salary which was approximately 70% of market. Mr. Bennet’s bonus was 60% of base salary compared to a market of 50%. The additional amount was due to outstanding performance in moving the Company’s finance function forward, substantially improving internal controls and in lieu of a market-based salary adjustment. Mr. Dodd’s bonus was approximately 75% of a market bonus rate of 40% of base salary.

The equity grants reported in column (d) of the Grants of Plan-Based Awards table were also discretionary.  The stock price at the time of grant was very low, and the number of shares available for grant from the equity plan was limited.  Therefore, the Committee made below market grants on a discretionary basis.  However, the Committee attempted to provide such grants on an equitable basis between executives by referring to market levels of long-term incentive.

Summary Compensation Table, page 15

8.              You disclose the amounts paid under the FY 2009 Bonus Plan in the “Bonus” column of the Summary Compensation Table yet you also provide disclosure under item 402(d) of Regulation S-K relating to the same awards.  Please clarify whether the amounts paid under this program qualify as bonus or non-equity incentive compensation.

Response:

The amounts in the “Bonus” column of the Summary Compensation Table were discretionary and should not have been reported in the Grants of Plan-Based Awards table.  While the Annual Incentive Plan is a plan, for FY 2009, awards under this plan were wholly discretionary.  Target awards were not established.

Employment Agreements, page 13

Other Named Executive Officers, page 14

9.              We note your disclosure here and on page 18.  In future filings, please disclose examples of the “other considerations” that contribute to your determination of the severance benefit amount for non-cause terminations.  See Item 402(j)(3) of Regulation S-K.

Response:

In future filings of our annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section we will disclose examples of the “other considerations” that contribute to our determination of the severance benefit amount for non-cause terminations.

Certain Relationships and Related Transactions, page 21

10.       In future filings, please disclose whether your policies are in writing, and if not, how your policies are evidenced.  See Item 404(b)(1)(iv) of Regulation S-K.

Response:

In future filings, we will disclose that the policies are in writing.

In connection with responding to your comments, we acknowledge that:

•                  We are responsible for the accuracy of the disclosure in our filings;

•                  we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please do not hesitate to contact me if you have any questions. You can reach me at my office at 978.656.3614, on my cell phone at 978.995.2021 or by e-mail at tbennet@trcsolutions.com.

Sincerely,

/s/ Thomas W. Bennet, Jr.
Thomas W. Bennet, Jr.
Chief Financial Officer